UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 GENPACT LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G3922B107
                            ------------------------
                                 (CUSIP Number)


                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------                                              -----------------------------------------
            CUSIP No. G3922B107                                  13G                                        Page 2
--------------------------------------------                                              -----------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS

                  GE Capital (Mauritius) Holdings Ltd.

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Mauritius
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            39,928,342 (1)
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH:
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            39,947,364 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            39,928,342 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  See Item 8                                                                               [X]
-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  18.5% (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 2).




                                     Page 2

--------------------------------------------                                              -----------------------------------------
            CUSIP No. G3922B107                                  13G                                        Page 3
--------------------------------------------                                              -----------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS

                  GE Capital International (Mauritius)

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Mauritius
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            19,022 (1)
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH:
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            39,947,364 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            19,022 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  See Item 8
                                                                                                                      [X]
-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  18.5% (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 2).



                                     Page 3

--------------------------------------------                                              -----------------------------------------
            CUSIP No. G3922B107                                  13G                                        Page 4
--------------------------------------------                                              -----------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS

                  GE Indian Services Holding Private Limited

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  India
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            0
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH:
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            39,947,364 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            0
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  See Item 8                                                                                             [X]
-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  18.5%(1)
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 2).



                                     Page 4

--------------------------------------------                                              -----------------------------------------
            CUSIP No. G3922B107                                  13G                                        Page 5
--------------------------------------------                                              -----------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS

                  GE India Ventures LLC

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            0
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH:
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            39,947,364 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            0
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  See Item 8                                                                                             [X]
-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  18.5% (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 2).



                                     Page 5

--------------------------------------------                                              -----------------------------------------
            CUSIP No. G3922B107                                  13G                                        Page 6
--------------------------------------------                                              -----------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS

                  General Electric Capital Services Indian Investments LLC

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            0
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH:
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            39,947,364 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            0
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  See Item 8                                                                                             [X]
-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  18.5% (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 2).


                                     Page 6

--------------------------------------------                                              -----------------------------------------
            CUSIP No. G3922B107                                  13G                                        Page 7
--------------------------------------------                                              -----------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS

                  General Electric Capital Corporation

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            0
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH:
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            39,947,364 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            0
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  See Item 8                                                                                       [X]
-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  18.5% (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 2).



                                     Page 7

--------------------------------------------                                              -----------------------------------------
            CUSIP No. G3922B107                                  13G                                        Page 8
--------------------------------------------                                              -----------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS

               General Electric Capital Services, Inc.

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            0
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH:
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            39,947,364 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            0
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  See Item 8                                                                                       [X]
-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  18.5% (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 2).



                                     Page 8

--------------------------------------------                                              -----------------------------------------
            CUSIP No. G3922B107                                  13G                                        Page 9
--------------------------------------------                                              -----------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               General Electric Company

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            0
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH:
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            39,947,364 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            0
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,947,364 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  See Item 8                                                                                       [X]
-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  18.5% (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------


(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 2).

Item 1(a).  Name of Issuer:

         Genpact Limited (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

         Canon's Court, 22 Victoria Street, Hamilton HM, Bermuda

Item 2(a).  Name of Person Filing:

         This statement is being filed by each of:

                  GE Capital (Mauritius) Holdings Ltd. ("Holdings")
                  GE Capital International (Mauritius) ("International")
                  GE Indian Services Holding Private Limited ("Indian Holding") GE India Ventures LLC ("India Ventures")
                  General Electric Capital Services Indian Investments LLC
                   ("Indian Investments")
                  General Electric Capital Corporation ("GECC")
                  General Electric Capital Services, Inc. ("GECS")
                  General Electric Company ("GE")

         International is a subsidiary of Indian Holding, which is a subsidiary of India Ventures, which is a subsidiary of Indian Investments, which is a subsidiary of GECC, which is a subsidiary of GECS, which is a subsidiary of GE. Holdings is owned by GECC and International.

         Holdings, International, Indian Holding, India Ventures, Indian Investments, GECC, GECS and GE are referred to herein collectively as the "Reporting Persons".

         An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

         The principal business offices of Holdings, International and India Ventures are located at Les Cascades Building, Edith Cavell Street Port Louis, Mauritius. The principal business offices of Indian Holding are located at AIFACS Building, 1 Rafe Marg, New Delhi, 110001 India. The principal business office of Indian Investments are located at 800 Long Ridge Road, Stamford, CT 06927. The principal business offices of GECC and GECS are located at 901 Main Avenue, Norwalk, CT 06851 with executive offices at 3135 Easton Turnpike, Fairfield, CT, 06828. The principal business office of GE is located at 3135 Easton Turnpike, Fairfield, CT 06828.

Item 2(c).  Citizenship:

         Each of Holdings, International and India Ventures is a Mauritius company. Indian Holding is an Indian company. Indian Investments is a Delaware limited liability company. Each of GECC and GECS is a Delaware corporation. GE is a New York corporation.

Item 2(d).  Title and Class of Securities:

         Common Shares, par value $0.01 per share (the "Common Shares")

Item 2(e).  CUSIP Number:

         G3922B107

Item     3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         (a) [ ]  Broker or dealer registered under Section 15 of the Act

         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

         (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940

         (e) [ ]  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

         (j) [ ]  A non-U.S. institution in accordance with Rule
                  13d-1(b)(1)(ii)(J)

         (k) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

         If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.  Ownership.

         (a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

         As of December 31, 2009 and February 15, 2010, Holdings and International were the direct beneficial owners of 39,928,342 and 19,022 Common Shares of the Issuer, respectively. GE and the other Reporting Persons, indirectly through subsidiaries, may be deemed to have beneficial ownership of these shares. Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares of the Issuer, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims (i) the existence of any group, and (ii) beneficial ownership with respect to any Common Shares other than the Common Shares held directly by such Reporting Person. Based on 216,145,901 Common Shares outstanding (according to the Quarterly Report on Form 10-Q of the Issuer filed on November 9, 2009), the 39,947,364 Common Shares directly held by Holdings and International represent approximately 18.5% of the outstanding Common Shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Shares, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         See Item 4.

         Shareholders Agreement

         The Issuer, Holdings and International (the "GE Shareholders"), and certain affiliates of General Atlantic, Oak Hill and Wells Fargo (together with the GE Shareholders, the "Shareholders") are party to an amended and restated shareholders agreement, as amended, relating to the Common Shares the Shareholders hold in the Issuer. Pursuant to this agreement, Genpact Investment Co. (Bermuda) Limited (f/k/a Genpact Investment Co. (Lux) SICAR S.a.r.l.) ("GICo"), the investment vehicle owned by General Atlantic and Oak Hill, is entitled to nominate four persons to the Issuer's board of directors. The Shareholders agreed to vote their shares to elect such persons. The number of directors that GICo is entitled to appoint is reduced if its ownership in the Issuer declines below certain levels and such right ceases if such ownership is below 10% of the Issuer's outstanding Common Shares.

         In addition, each of the Shareholders is subject to certain restrictions on the transfer of their Common Shares. GICo, General Atlantic and Oak Hill have agreed not to transfer their shares if such transfer would result in a change of control (as defined in the agreement) unless certain conditions are met which require that all outstanding Common Shares owned by the Shareholders are sold for cash or certain types of marketable securities (or both), provided that a limited number may be exchanged for equity of, or remain outstanding in, the surviving person in certain circumstances. In the event of certain transfers by GICo, each of GE Shareholders and Wells Fargo has certain co-sale rights which permit them to sell shares to such transferee on the same terms and conditions.

         The GE Shareholders granted GICo certain rights of first refusal in the event they desire to transfer shares other than to an affiliate or in a registered offering or a sale pursuant to Rule 144.

         The agreement grants the Shareholders certain rights to require the Issuer to register for public resale under the Securities Act all Common Shares that they request be registered. In addition, the agreement grants the Shareholders piggyback rights on any registration for the Issuer's account or the account of another Shareholder. These rights are subject to certain limitations, including customary cutbacks and other restrictions. In connection with registrations described above, the Issuer will indemnify any selling shareholders and will bear all fees, costs and expenses, except underwriting discounts and selling commissions.

         The Agreement also provides certain information rights to the Shareholders and regulates the parties' conduct concerning corporate opportunities.

         The foregoing description is not complete and is qualified in its entirety to the amended and restated shareholders agreement and the amendments thereto, incorporated by reference as Exhibits 2.1, 2.2 and 2.3 to this Schedule 13G and incorporated herein by reference.

         Beneficial Ownership

         An aggregate of 160,615,838 Common Shares are subject to the shareholders agreement, of which 39,947,364 Common Shares are held directly by the GE Shareholders and 120,668,474 Common Shares are held by the other shareholders party to the shareholders agreement. Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares of the Issuer covered by the shareholders agreement, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims (i) the existence of any group, and (ii) beneficial ownership with respect to any Common Shares other than the Common Shares held directly by such Reporting Person. Based on 216,145,901 Common Shares outstanding (according to the Quarterly Report on Form 10-Q of the Issuer filed on November 9, 2009), the 160,615,838 Common Shares subject to the shareholders agreement represent approximately 74.3% of the outstanding Common Shares.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         (a)-(c) Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010

                                     GE CAPITAL (MAURITIUS) HOLDINGS LTD.

                                     By: /s/ P. Jonas Svedlund
                                         ---------------------------------------
                                         Name: P. Jonas Svedlund
                                         Title: Attorney-in-fact



                                     GE CAPITAL INTERNATIONAL (MAURITIUS)

                                     By: /d/ P. Jonas Svedlund
                                         ---------------------------------------
                                         Name: P. Jonas Svedlund
                                         Title: Attorney-in-fact



                                     GE INDIAN SERVICES HOLDING PRIVATE LIMITED

                                     By: /s/ P. Jonas Svedlund
                                         ---------------------------------------
                                         Name: P. Jonas Svedlund
                                         Title: Attorney-in-fact



                                     GE INDIA VENTURES LLC

                                     By: /s/ P. Jonas Svedlund
                                         ---------------------------------------
                                         Name: P. Jonas Svedlund
                                         Title: Attorney-in-fact


                                     GENERAL ELECTRIC CAPITAL SERVICES INDIAN
                                     INVESTMENTS LLC

                                     By: /s/ P. Jonas Svedlund
                                         ---------------------------------------
                                         Name: P. Jonas Svedlund
                                         Title: Attorney-in-fact

                                     GENERAL ELECTRIC CAPITAL CORPORATION

                                     By: /s/ Barbara A. Lane
                                         ---------------------------------------
                                         Name: Barbara A. Lane
                                         Title: Attorney-in-fact



                                     GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                     By: /s/ Barbara A. Lane
                                         ---------------------------------------
                                         Name: Barbara A. Lane
                                         Title: Attorney-in-fact


                                     GENERAL ELECTRIC COMPANY

                                     By: /s/ Barbara A. Lane
                                         ---------------------------------------
                                         Name: Barbara A. Lane
                                         Title: Attorney-in-fact

                                  EXHIBIT INDEX


Exhibit No.                               Description
-----------                               -----------

     1 Joint Filing Agreement, dated February 16, 2010, among the Reporting Persons.

    2.1 Form of Amended and Restated Shareholders' Agreement by and among Genpact Limited, Genpact Global Holdings (Bermuda) Limited, Genpact Global (Bermuda) Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 (Amendment No. 4) filed by Genpact Limited with the Securities and Exchange Commission on August 1, 2007)

    2.2 Amendment No. 1 to Amended and Restated Shareholders' Agreement by and among Genpact Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K for the year ended December 31, 2007, filed by Genpact Limited with the Securities and Exchange Commission on March 31, 2008)

    2.3 Amendment No. 2 to Amended and Restated Shareholders' Agreement by and among Genpact Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed by Genpact Limited with the Securities and Exchange Commission on November 9, 2010)

     3               Power of Attorney (GE Capital (Mauritius) Holdings Ltd.)

     4               Power of Attorney (GE Capital International (Mauritius))

     5               Power of Attorney (GE Indian Services Holding Private
                     Limited)

     6               Power of Attorney (GE India Ventures LLC)

     7 Power of Attorney (General Electric Capital Services Indian Investments LLC)

     8               Power of Attorney (General Electric Capital Corporation)

     9               Power of Attorney (General Electric Capital Services, Inc.)

     10              Power of Attorney (General Electric Company)



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